March 30,
2006


Mail Stop 4561

Eugene W. Landy
Juniper Business Plaza
3499 Route 9 North
Freehold, NJ 07728

      Re:	Monmouth Capital Corporation
		Form 10-K for the year ended December 31, 2005
		File No. 000-24282

Dear Mr. Landy:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K

Consolidated Statements of Shareholders` Equity, page 45

1. It appears that your total distributions of $2.1 million and
$1.7
million in 2005 and 2004 exceed your cash flows provided by
operating
activities. Provide us with an analysis of your distributions, including any distributions to minority interest holders, for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, tell us the dollar amount of the deficiency and the alternative source of cash used to fund the
distribution.    Alternative sources would include such items as
borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings etc. Additionally, tell us what consideration you have given to disclosing this information in your MD&A.

2. Tell us your basis in GAAP for allocating your distributions between Additional Paid-In Capital and Retained Earnings.

3. Please provide us with an explanation for the difference between the distributions disclosed in your statement of shareholders` equity and those disclosed as dividends in the financing section of your statement of cash flows.


Note 1 - Organization and Summary of Significant Accounting
Policies

Buildings, Improvements and Equipment, page 46

4. We note that your disclosure that your method of calculating
depreciation is a deviation from GAAP.   Advise of the actual
methods
used to calculate depreciation for each major class of depreciable assets and disclose in future filings. Reference is made to APB 12.
In addition, provide us with a detailed analysis of the difference between depreciation as computed on a basis in accordance with GAAP versus that used by the Company.


Note 3 - Acquisitions

5. Tell us how you considered the requirements of paragraphs 51 through 55 of SFAS 141 in preparing your disclosure. Specifically address your consideration of paragraphs 51(e), 54 and 55.

Note 7 - Intangible Assets, page 58

6. It appears that you have not allocated any portion of the purchase price of property acquisitions made prior to 2005 to intangible assets. Tell us how you considered the guidance in SFAS 141 in determining that it was not necessary to allocate any portion of the purchase price to acquired intangible assets and liabilities for these acquisitions.


Note 8 - Debt

Convertible Subordinated Debenture, page 59 - 61

7. We note that the conversion prices on both issuances of convertible debt are subject to adjustment under certain conditions.
Please advise us of the conditions that may result an adjustment to the conversion prices. Cite the relevant sections of the debt agreements in your response. In addition, tell us how you considered the impact that these variable conversion prices may have on the need to bifurcate the conversion features embedded within the debt instruments. Provide us with an analysis of how you evaluated the embedded conversion option as well as any other provisions (e.g., call option) of your agreements (e.g., registration rights agreement, convertible debt agreement, etc.) under SFAS 133 and EITF 00-19 in determining whether there are any embedded derivatives within the note and should be classified as a liability.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.





      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3438 if you have questions.



							Sincerely,


								Robert Telewicz
      Staff Accountant

Eugene W. Landy
Monmouth Capital Corporation
March 30, 2006
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